August 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hallador Energy Company Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-34743

Attn: Yong Kim

Karl Hiller

John Coleman

Office of Energy & Transportation

Dear Mr. Kim, Mr. Hiller, and Mr. Coleman:

This letter is in response to the comment letter dated August 6, 2025, from the Staff of the Division of Corporation Finance with respect to the Form 10-K for the fiscal year ended December 31, 2024 filed March 17, 2025 (the “2024 Form 10-K”) of Hallador Energy Company (the “Company”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below and provided our responses below each such comment.

Properties, page 39

1.	We note that you include a comparison of proven and probable mineral reserves for the Oaktown Mining Complex on page 49, which indicates reserves decreased from 60.7 million tons at December 31, 2023 to 34.5 million tons at December 31, 2024, although the disclosure does not include the required explanations.

Please expand your comparison of mineral reserves to include the information prescribed by Item 1304(e)(2) and (4) of Regulation S-K, i.e. specifying the net difference between the two years as a percentage of the earlier amount, and indicating the extent to which the change is attributable to depletion, production, changes in the mining methods or model utilized for estimation, and changes in commodity prices, operating costs, and acquisitions or disposals, as appropriate.

Please also revise your disclosures on pages 47, 48 and 50, referencing Exhibits 99.1 and 99.2 for an updated technical report summary regarding your estimates of mineral reserves prepared by the qualified person, and a March 7, 2025 letter from the qualified person, as these appear to be inaccurate; we see that you filed a report at Exhibit 96.1 although this does not appear to include the letter.

Response:

We acknowledge the Staff’s comment and will revise our disclosures in future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2025 (the “2025 Form 10-K”),  to comply with Item 1304(e)(2) and (4) of Regulation S-K. Specifically, we will:

●	Include a quantitative comparison of mineral reserves at Oaktown Fuels No. 1 Mine and Oaktown Fuels No. 2 Mine.

●	Expand our disclosure to explain that the decrease in mineral reserves is primarily attributable to:

- Depletion through ordinary mining operations and inventory sales, and

  - A reevaluation of the life-of-mine plan for the Underground Oaktown operations, which resulted in substantial revisions to the Oaktown Fuels No. 2 mine.

For illustrative purposes, we have set forth below the revisions we would have made in our 2024 Form 10-K, which we will replicate in our 2025 Form 10-K at the beginning of next year:

Oaktown Fuels No. 1 Mine

o	As of December 31, 2024, the assigned and accessible reserve base for the Oaktown Fuels No. 1 Mine contains 28.4 million tons of recoverable Indiana V seam coal, of which 28.4 million tons are currently permitted compared to 34.1 million tons as of December 31, 2023. This represents a 16.7% decrease year-over-year. This decrease is the result of depletion through ordinary mining operations and inventory sales.

Oaktown Fuels No. 2 Mine

o	As of December 31, 2024, the assigned and accessible reserve base for the Oaktown Fuels No. 2 Mine contains 6.1 million tons of recoverable Indiana V seam coal, of which 5.4 million tons are currently permitted compared to 26.6 million tons as of December 31, 2023. This represents a 77.1% decrease year-over-year. This decrease is the result of reevaluation of the life-of-mine plan for the underground Oaktown operations resulting in substantial revisions to the Oaktown Fuels No. 2 Mine.

We confirm that the references to the technical report summary on pages 47, 48, and 50 are applicable. We will revise the Table of Contents in the 2025 Form 10-K to correctly reference Exhibit 96.1 as the location of the updated technical report summary prepared by the qualified person. Additionally, any updated letter from the qualified person will be filed separately as Exhibit 96.2.

Financial Statements Note 1 – Summary of Significant Accounting Policies Long-term Contracts, page 74

2.	We note your disclosures indicating the number of customers associated with 89% of delivered energy revenue, 88% of capacity revenue, and 94% of third-party coal sales, where revenues derived from such customers individually were 10% or more of total revenues for the classification; and it appears that you have taken a similar approach in formulating the significant customer disclosures on pages 23 and 51.

Please expand your disclosures to indicate the amount of revenue for each customer that accounts for 10 percent or more of the total and to specify the segment in which the revenue is reported to comply with FASB ASC 280-10-50-42.

Response:

We acknowledge the Staff’s comment and appreciate the guidance regarding our significant customer disclosures. We will revise our disclosures in future filings, beginning with our 2025 Form 10-K, to comply with FASB ASC 280-10-50-42 by:

●	Identifying each customer whose revenues individually accounted for 10% or more of total revenues within each revenue classification (delivered energy, capacity, and third-party coal sales),
●	Disclosing the specific amount of revenue attributable to each such customer, and
●	Specifying the segment in which the revenue is reported.

An example template of the proposed disclosure table is presented below:

Year Ended

	Segment	December 31, 2025	December 31, 2024
Customer A	Electric Operations
Customer B	Electric Operations
Customer C	Coal Operations

We confirm that similar disclosures on pages 23 and 51 will also be updated for consistency in future filings, beginning with our 2025 Form 10-K.

We appreciate the staff’s review and comments. Should you have any further questions or require additional information, please do not hesitate to contact Todd Telesz, Chief Financial Officer, at 720-738-9136 or TTelesz@halladorenergy.com.

Sincerely,

/s/ Todd E. Telesz

Todd E. Telesz
Chief Financial Officer
Hallador Energy Company